UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the three-month period ended on March 31, 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:  /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: May 14, 2003

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2003

Highlights

•	Earnings per ADR increased 13% from US$0.36 for the first quarter 2002 to US$0.41 for the first quarter 2003.

•	Lower production costs in all business lines. Effects of the additional cost reduction initiatives implemented during 2002 are already paying off.

•	Operating income and net income for the first quarter 2003 higher than the first quarter of the previous year.

•	Strong cash flow generation with a reduction in net financial debt(1) of US$68.8 million in the last 12 months.

•	This first quarter of 2003 is the 8th consecutive quarter in which SQM has reported a net income higher than the net income of the respective quarter of the previous year.

Santiago, Chile, May 14, 2003.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 2003, which reached US$ 10.8 million (US$ 0.41 per ADR), 13% higher than the US$ 9.6 million reported for the first quarter of the previous year. Operating income for the first quarter of 2003 was US$ 18.8 million, higher than the US$16.8 million of the previous year. Revenues obtained during the first quarter of 2003 reached US$ 151.5 million, approximately 29% higher than the US$ 117.4 million reported for the same period of the previous year.

SQM’s Chief Executive Officer, Patricio Contesse, stated “Continuing with the trend shown in the past two years we have been able to deliver another quarter with better overall results than the same quarter of the previous year. Our efforts in cost reduction, which allowed SQM to improve its results through two challenging years, position us in a strategic place to capture the market growth.” He added “The following months will be a period of consolidation, in which we will continue to receive the benefits of our different commercial agreements along with a more stable price environment. We shall remain focused to deliver the returns our shareholders deserve”.

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

Specialty fertilizers revenues reached US$ 81.2 million during the first quarter of 2003, significantly higher than the US$59.1 million recorded for the same period of the previous year.

Higher revenues obtained during the period are mainly explained by:

•	Sales of 25,000 metric tons of potassium nitrate to China. During 2002 sales to China were made mainly during the second half of the year.

•	Increase in potassium nitrate sales to the US market as a consequence of the TRI(2) plant closure, which took place during the first quarter of last year.

•	Increase in potassium nitrate sales due to the additional volumes contemplated in the supply agreement with PCS Yumbes SCM(3).

•	Increase in sales volumes of potassium related products to the Latin American markets.

•	Slight increase in boron and specialty mix sales.

Specialty fertilizers gross margin(4) for the first quarter of 2003 was approximately US$ 3.5 millionhigher than the margin of the same period of the previous year. The increase in the gross margin is mainly explained by a reduction in production costs resulting from the various cost reduction initiatives the Company implemented during 2002 and by the significant increase in sales volumes. Sales prices observed during this quarter were relatively stable compared with the first quarter of 2002, slightly benefited by the appreciation of the Euro against the US dollar.

Outlook. As anticipated at the beginning of the year, potassium nitrate supply will increase in 2003 due to additional production from other producers. However, the steady increase in demand and the closure of TRI potassium nitrate’s Vicksburg(5) facility allows the market to move towards a supply-demand equilibrium.

Considering the above variations in the world supply of potassium nitrate, the projected demand growth for 2003, which in average should be around 5%, and the consolidation of the positive effects of the commercial agreements with Norsk Hydro ASA(6) and PCS Yumbes SCM, SQM estimates that its sales volumes of potassium nitrate and sodium potassium nitrate will be significantly higher than year 2002 volumes, allowing the Company to increase its world market share. Additionally, prices are expected to be relatively stable.

Potassium sulfate sales volumes are expected to increase by 5 - 10% compared to 2002 and prices should be similar to the prices observed for the year 2002.

Although the biggest efforts in cost reduction were carried out in the years 2001 and 2002, SQM estimates that it will be able to further reduce production costs during 2003, with the subsequent positive effects on sales margins.

2.- Industrial Chemicals

Industrial Chemicals revenues reached US$ 21.5 million during the first quarter of 2003, significantly higher than the US$ 14.8 million recorded for the same period of the previous year.

Higher revenues obtained during the period are mainly explained by an increase in industrial nitrates sales volumes:

•	Increase in sales to China compared to the first quarter of 2002. During 2002 sales to China were made mainly during the second half of the year

•	As in the case of the specialty fertilizers, the void left in the US and Canadian industrial markets by TRI has been partly filled by SQM, especially in the charcoal briquettes and fiberglass markets.

Industrial chemicals gross margin for the first quarter of 2003 was approximately US$ 1.0 million higher than the gross margin of the same period of the previous year, which is mainly explained by higher volumes and lower production costs.

Outlook. As anticipated and as already observed during the first quarter, industrial nitrates sales volumes for the year 2003 should be higher than those recorded for the year 2002. Production costs for industrial nitrates should follow the same positive trend of nitrate specialty fertilizers.

Sodium sulfate and boric acid should have similar volumes and costs, ending the year 2003 with similar margins to those of the year 2002.

3.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues reached US$ 22.1 million during the first quarter of 2003, higher than the US$ 21.0 million recorded for the same period of the previous year.

Average sales prices for the first quarter fell by approximately US $1.0 per kilogram compared to the first quarter of 2002 and are similar to the fourth quarter of 2002 average price, signaling a stabilization of the market.

Iodine and iodine derivatives gross margin for the first quarter of 2003 was similar to the gross margin of the same period of the previous year. The lower average sales price for the period was offset by lower production costs and volume increase.

Outlook. The world market for iodine was negatively affected in the past years by an increase in production capacity in Chile, which translated in a significant sales price reduction in those years. However, this trend has been somewhat reverted by the steady market growth and the Company expects full year prices to stabilize and experience only a slight reduction.

Based in its vast natural resources, its large installed capacity and its low production costs, which should further diminish due to the production at full capacity of its iodine facility at Nueva Victoria, SQM’s strategy consists in maintaining its market share.

4.- Lithium and lithium derivatives

Lithium and lithium derivatives revenues reached US$ 10.1 million during the first quarter of 2003, higher than the US$ 8.5 million recorded for the same period of the previous year.

The increase in revenues observed during the first quarter is mainly related to:

•	Higher sales of lithium hydroxide
•	Higher sales in the Asian markets as SQM has further penetrated the lithium battery markets.
•	Increase in sales to China compared to the first quarter of 2002.

Lithium and lithium derivatives gross margin for the first quarter of 2003 was US$ 0.5 million higher than the gross margin of the first quarter of the previous year.

Outlook. Lithium and lithium derivatives sales volumes for 2003 will be higher than sales volumes of the previous year, mainly due to the increase in sales of lithium hydroxide. Average prices for 2003 should remain at similar levels of 2002 average prices.

5.- Potassium Chloride

Potassium chloride revenues reached US$ 4.1 million during the first quarter of 2003, lower than the US$ 6.4 million recorded for the same period of the previous year.

The lower sales are directly related to the increase in potassium chloride consumption as a raw material for the production of potassium nitrate.

Potassium chloride gross margin for the first quarter of 2003 was approximately US$ 1.0 million lower than the gross margin of the previous year.

Outlook. Potassium chloride sales volumes for the year 2003 should be slightly lower than those observed for the year 2002. SQM participates with a small share in potassium chloride’s world market having thus no influence on the dynamics that determine international prices.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$ 10.9 million (7.2% of revenues) during the first quarter of 2003 compared to the US$ 9.4 million (8.0% of revenues) recorded during the same period of the previous year.

SQM South Africa and Fertilizantes Olmeca are two commercial affiliates that were only consolidated during the first quarter of 2003. The additional SG&A related to these two companies for this period is approximately US$ 0.9 million.

Operational Outlook for 2003

Continuing with the positive trend observed in the last two years, in which the operating income has been higher than that of the previous year, SQM expects 2003 operating income to be approximately 4-6% higher than the operating income of the year 2002.

Regarding the second quarter, the operating income should be higher than the operating income of the first quarter 2003 and the second quarter 2002.

Non-operating income for the first quarter of 2003 shows a US$ 3.7 million loss which compares to a US$ 5.1 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•
Net financial expenses(7) decreased from US$(6.4) million in the first quarter of 2002 to US$(5.2) million in this quarter. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(1) by approximately US$ 68.8 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The income derived from the investments in related companies increased from US$1.4 million in the first quarter of 2002 to US$2.3 million in this quarter.

•	During the first quarter of 2003 the Company recorded a positive exchange difference deriving from the appreciation of the Euro against the US dollar.

•	The above was partially offset by an increase in non-operating provisions.

Others

The relative increase observed in income tax is mainly due to the increase in deferred tax provisions.

Notes:

(1) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

(2) Trans Resources International (TRI) is one of the main producers of potassium nitrate worldwide and has two productive branches: Haifa Chemicals in Israel and Cedar Chemicals in Vicksburg, USA.

(3)  PCS Yumbes SCM is a potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company that, through the ownership of 37.5% of SQM’s series A shares, elected at the last annual shareholders meeting three members of SQM’s Board of Directors.

On November 12, 2002, SQM signed a contract with PCS Yumbes SCM pursuant to which SQM agreed to buy from PCS Yumbes SCM 8,000 metric tones per month of potassium nitrate for a period of 14 months. Currently, SQM supplies PCS Yumbes SCM potassium chloride, a raw material in the production of potassium nitrate.

(4) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(5) SQM has no information whether this plant will reopen or not in the future.

(6)  Norsk Hydro ASA, a Norwegian company, participates indirectly in Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of the Series A shares of SQM. At the last annual shareholders meeting Norsk Hydro elected one member of SQM’s Board of Directors.

(7) Net financial expenses correspond to total financial expenses net of financial income and capitalized interests during the period.

SQM is an integrated producer and distributor of specialty fertilizers, iodine, lithium and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 40% world lithium market, 29% world iodine market and 45% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgement of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of March 31
	2003	2002

Current Assets	506,9	527,3
Cash and cash equivalents (1)	87,4	115,8
Account receivables (2)	148,1	152,3
Inventories	227,4	214,6
Others	44,0	44,6

Fixed Assets	679,0	699,1

Other Assets	147,3	164,0
Investment in related companies (3)	83,7	90,0
Others	63,6	74,0

Total Assets	1.333,2	1.390,4

Current Liabilities	100,9	212,4
Short term interest bearing debt	20,0	149,2
Others	80,9	63,3

Long-Term Liabilities	351,1	313,5
Long term interest bearing debt	324,0	292,0
Others	27,1	21,5

Minority Interest	22,9	23,7

Shareholders' Equity	858,2	840,8

Total Liabilities	1.333,2	1.390,4

Current Ratio (4)	5,0	2,5
Debt / Total capitalization (5)	28,1%	33,8%
(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

(US$ Millions)	For the 3-month period
	ended March 31,
	2003	2002

Revenues	151,5	117,4

Specialty Fertilizers	81,2	59,1
Nitrate Fertilizers (1)	75,0	52,4
Potassium Sulfate	6,2	6,7
Industrial Chemicals	21,5	14,8
Industrial Nitrates	17,3	11,4
Sodium Sulfate	2,8	2,0
Boric Acid	1,3	1,4
Iodine and iodine derivatives	22,1	21,0
Lithium and lithium derivatives	10,1	8,5
Other Income	16,6	14,0
Potassium Chloride (Potash)	4,1	6,4
Others	12,5	7,6

Cost of Goods Sold	(107,0)	(75,5)
Depreciation	(14,8)	(15,7)

Gross Margin	29,7	26,2

Selling and Administrative Expenses	(10,9)	(9,4)

Operating Income	18,8	16,8

Non-Operating Income	(3,7)	(5,1)
Financial Income	0,6	1,4
Financial Expenses	(6,6)	(8,3)
Capitalized Interest (2)	0,8	0,5
Income Investment in Related Companies (3)	2,3	1,4
Others	(0,9)	(0,1)

Income Before Taxes	15,1	11,7
Income Tax	(3,9)	(1,8)
Other Items	(0,4)	(0,4)

Net Income	10,8	9,6
Net Income per ADR (US$)	0,41	0,36

EBITDA (4)	33,5	32,5
(1)	Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies
(4)	EBITDA is a non-GAAP financial measure derived from the sum of two audited GAAP figures:
EBITDA = Operating income + Depreciation
US$33,540,619 = US$18,788,682 + US$14,751,937